UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 31, 2010

Commission File Number 333-98397

Lingo Media Corporation
(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: May 28, 2010	By:	/s/ Michael Kraft
Michael Kraft President and CEO

Interim Consolidated Financial Statements

 (Expressed in Canadian dollars)

LINGO MEDIA CORPORATION
March 31, 2010 and 2009
(Unaudited – See Notice to Reader)

The Interim Consolidated Balance Sheet of Lingo Media Corporation as at March 31, 2010 and the Interim Consolidated Statements of Operations, Deficit and Cash Flows for the three months then ended have not been reviewed by the Company’s auditors. These financial statements are the responsibility of the management and have been reviewed and approved by the Company’s Audit Committee.

LINGO MEDIA CORPORATION
Interim Consolidated Financial Statements
(Expressed in Canadian dollars)
March 31, 2010 and 2009
(Unaudited – See Notice to Reader)

Notice to Reader

Management has compiled the interim consolidated financial statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Interim Consolidated Balance Sheet as at March 31, 2010 and the Interim Consolidated Statements of Deficit, Operations, and Cash Flows for the three months then ended.  All amounts are stated in Canadian dollars. An accounting firm has not reviewed or audited these interim financial statements and management discussion and analysis thereon.

LINGO MEDIA CORPORATION
Interim Consolidated Financial Statements
(Expressed in Canadian dollars)
March 31, 2010 and 2009
(Unaudited – See Notice to Reader)

LINGO MEDIA CORPORATION
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)
March 31, 2010 and 2009
(Unaudited – See Notice to Reader)

	March 31, 2010	December 31, 2009
Assets
Current assets:
Cash	$270,943	$201,451
Accounts and grants receivable (note 3)	524,654	569,571
Prepaid and sundry assets	154,086	76,954
	949,683	847,976

Property and equipment, net	71,530	73,351
Publishing development costs, net	8,807	24,018
Software & web development costs, net (note 4)	4,262,535	4,757,807
	$5,292,555	$5,703,152

Liabilities and Shareholders' Equity Current liabilities:
Accounts payable	$504,905	$313,915
Accrued liabilities	436,920	393,665
Loan payable (note 5)	50,000	-
Deferred revenue	58,119	15,533
	1,049,944	723,113
Loan payable (note 5)	300,000	-
Future income taxes	564,997	564,997
	1,914,941	1,288,110

Shareholders' equity:
Capital stock (note 6)	14,220,192	14,220,192
Warrants (note 6)	281,355	281,355
Contributed surplus (note 6)	1,333,778	1,290,631
Deficit	(12,457,713)	(11,377,136)
	3,377,614	4,415,042

	$5,292,555	$5,703,152

Basis of Presentation (note 2)

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

“signed” Michael Kraft	Director

“signed” Sanjay Joshi	Director

LINGO MEDIA CORPORATION
Interim Consolidated Statements of Deficit
(Expressed in Canadian dollars)
For Three Months Ended March 31, 2010 and 2009
(Unaudited – See Notice to Reader)

	March 31, 2010	March 31, 2009
Deficit, beginning of period	$(11,377,136)	$(8,785,284)
Net loss and comprehensive loss for the period	(1,080,577)	(104,026)
Deficit, end of period	(12,457,713)	(8,889,310)

See accompanying notes to interim consolidated financial statements.

LINGO MEDIA CORPORATION
Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)
For Three Months Ended March 31, 2010, 2009 and 2008
(Unaudited – See Notice to Reader)

	March 31, 2010	March 31, 2009	March 31, 2008 (Restated see Note 11)
Revenue	$135,295	$55,320	$-
Direct costs	9,633	-	-
Margin	125,662	55,320	-
Expenses:
General and administrative	528,881	434,691	289,646
Development costs write-down	-	-	28,184
Amortization of property and equipment	1,716	3,239	8,423
Amortization of publishing development cost	16,745	22,229	23,932
Amortization of software and web development	604,668	-	-
Interest and other financial expenses	2,384	662	-
Stock-based compensation	43,146	46,868	43,833
	1,197,540	507,689	394,018

Loss before the following:	(1,071,878)	(452,369)	(394,018)

Income taxes and other taxes	8,699	2,766	-

Loss from continuing operations:	(1,080,577)	(455,135)	(394,018)

Gain (Loss) from discontinued operation (Note 7)	-	351,109	(59,535)

Net loss and comprehensive loss for the period	$(1,080,577)	(104,026)	$(453,553)

Loss per share from continued operation	$(0.09)	$(0.04)	$(0.04)
Earnings (loss) per share from discontinued operation	-	0.03	(0.01)

Weighted average number of
common shares outstanding	12,465,857	12,457,607	9,583,637

See accompanying notes to interim consolidated financial statements.

LINGO MEDIA CORPORATION
Interim Consolidated Statements of Cash Flow
(Expressed in Canadian dollars)
For Three Months Ended March 31, 2010, 2009 and 2008
(Unaudited – See Notice to Reader)

	March 31, 2010	March 31, 2009	March 31, 2008 (Restated see Note 6)
Cash flows provided by (used in):
Operations:
Loss from continuing operations for the period	$(1,080,577)	$(455,135)	$(394,018)
Items not affecting cash:
Amortization of property and equipment	1,716	3,239	8,423
Amortization of publishing development costs	16,745	22,229	23,932
Amortization of software and web development	604,668	-	-
Stock-based compensation	43,146	46,868	43,833
Change in non-cash balances related to operations:
Accounts and grants receivable	44,917	(63,804)	425,421
Inventory	-	-	(123,146)
Prepaid and sundry assets	(77,132)	(50,272)	(9,686)
Accounts payable	190,992	(143,566)	(53,740)
Accrued liabilities	43,255	(69,913)	105,450
Deferred revenue	42,586	110,640	159,755
Cash provided by (used in) operating activities	(169,683)	(599,714)	186,224

Cash provided by (used in) discontinued operation	-	(97,171)	51,793

Financing:
Increase in loans payable	350,000	-	-
Decrease in advances from shareholders	-	-	(1,978)
Cash provided by financing activities	350,000	-	(1,978)
Investing:
Expenditures on software & web development costs	(109,396)	(281,873)	(387,722)
Purchase of property and equipment	105	(14,458)	(7,886)
Deferred cost	(1,534)	-	-
Publishing development costs	-	-	(953)
Cash used in investing activities	(110,825)	(296,331)	(396,560)

Increase (decrease) in cash	69,492	(993,217)	(160,522)
Cash, beginning of period	201,451	2,279,937	377,127
Cash, end of period	$270,943	$1,286,720	216,605

See accompanying notes to interim consolidated financial statements.

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)
March 31, 2010 and 2009
(Unaudited - See Notice to Reader)

1.     Nature of Operations:

Lingo Media Corporation (“Lingo Media” or the “Company”) is a diversified online and print education product and services company. Speak2Me Inc. (“Speak2Me”), a subsidiary acquired during 2007, is a media company focused on interactive advertising in China through its Internet-based English language learning service. Parlo Corporation (“Parlo”), a subsidiary, is focused on fee-based online English language learning platform.  Lingo Learning Inc. (formerly Lingo Media Ltd.), a subsidiary, is a print-based publisher of English language training and assessment service in China.  Lingo Media through its subsidiary A+ Child Development (Canada) Ltd. (“A+”), until filing for a proposal to creditors (note 9) specialized in distributing early childhood cognitive development programs.

2.     Significant accounting policies:

(a)	Basis of presentation and going concern:

The disclosures contained in these interim consolidated financial statements do not include all the requirements of Canadian generally accepted accounting principles (GAAP) for annual financial statements. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities under normal course of business in the foreseeable future.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary should the Company’s financial condition continues to deteriorate and is unable to mitigate it.

The Company has incurred significant losses over the years and has an accumulated deficit as at March 31, 2010.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance, borrowing, sales agreements and distribution agreements.  There are no assurances that the Company will be successful in achieving these goals.

3.     Accounts and grants receivable:

Accounts and grants receivable consist of:

	March 31, 2010	December 31, 2009
Trade receivables	$524,654	$569,571
Grants receivable	-	-
	$524,654	$569,571

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)
March 31, 2010 and 2009
(Unaudited - See Notice to Reader)

4.     Software and web development costs:

In October 2007, the Company acquired Speak2Me, a media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English.  Since then, the Company has been developing this technology and capitalizing it as software and web development costs.

	March 31, 2010	December 31, 2009
Cost	$6,262,939	$6,153,543
Less: Accumulated amortization	(2,000,404)	(1,395,736)
	$4,262,535	$4,757,807

The Company began commercial production and sale of product during 2009 and has started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

5.     Loan payable:

Loan payable is interest bearing at 9% per annum payable monthly, is unsecured and is due on July 2, 2011.

6.     Capital stock and stock options:

(a)	Authorized:
Unlimited preference shares, no par value Unlimited common shares, no par value

The following details the changes in issued and outstanding common shares:

	Common Shares
	Number	Amount
Balance, January 1, 2009	12,457,607	$14,205,515
Issued:
Options exercised	8,250	14,677
Balance, December 31, 2009 & March 31, 2010	12,465,857	$14,220,192

(b)	Warrants:
	Warrants
	Number	Amount	Weighted Avg. Price	Weighted Avg. Life
Balance, January 1, 2009	2,314,286	$372,383	$4.00	1.9
Less:
Expired warrants	(171,428)	(91,028)	$2.00	1.0
Balance, December 31, 2009 & March 31, 2010	2,142,858	$281,355	$6.00	0.5

All outstanding warrants are exercisable as of March 31, 2010.

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)
March 31, 2010 and 2009
(Unaudited - See Notice to Reader)

6.    Capital stock and stock options (continued):

(c)	Contributed Surplus:
Balance, January 1, 2009	$847,768
Stock-based compensation	359,004
Options exercised	(7,169)
Warrants expired	91,028
Balance, December 31, 2009	1,290,631
Stock-based compensation	43,146
Balance, March 31, 2010	$1,333,777

(d)	Stock options:
	March 31, 2010		December 31, 2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Options outstanding, beginning of year	914,106	1.30	633,120	$1.04
Options granted	100,000	1.75	597,250	1.75
Options exercised	-	-	(8,250)	0.91
Options expired	(42,143)	1.33	(202,179)	1.62
Options forfeited	-	-	(105,835)	1.75

Outstanding, end of period	971,963	1.33	914,106	1.30
Options exercisable, end of period	659,921	$1.12	657,606	$1.12

The following table summarizes information about stock options outstanding at March 31, 2010:
		Options outstanding		Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding	Weighted average exercise price

$0.70 - $1.00	342,249	2.16	$0.73	342,249	$0.73
$1.01 - $1.33	105,714	2.15	1.22	105,714	1.22
$1.34 - $2.00	527,250	3.94	1.75	211,958	1.75
Total	975,213	3.12	1.33	659,921	1.12

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)
March 31, 2010 and 2009
(Unaudited - See Notice to Reader)

7.     Discontinued operations

On December 23, 2008, A+, the Company’s 70.33% owned subsidiary, filed a Proposal.  The Company wrote-down the carrying value of its 70.33% investment in A+, resulting in a charge of $Nil (2008 - $1,571,369, 2007 - $292,848) to earnings for the first three months, included in the write-down was $Nil in future income tax assets related to its A+ subsidiary.

On March 23, 2009, the Proposal was approved by the creditors of A+.  The Company wrote-down the carrying value of its trade payables to the amount of the Proposal, resulting in a one time gain of $368,615 to discontinued operations.

All comparative figures have been adjusted to exclude results from discontinued operations.

The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value. The following table shows the major categories of assets and liabilities of the discontinued operations.

The statement of loss for the three months period ended March 31 from discontinued operations is as follows:
	2010	2009	2008

Operating revenue	$-	$-	$671,793
Expenses	-	17,506	731,328
Write-down of trade payables	-	368,615	-
Net gain / (loss) from discontinued operation	$-	$351,109	$(59,535)

8.     Financial instruments and risk management:

The Company as part of its operations carries a number of financial instruments.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

(a)	Currency risk:
The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to currency risk as a substantial amount of its revenue is denominated in U.S. dollars, Chinese Renminbi ("RMB") and New Taiwanese dollars (“NTW”).

There were no derivative instruments outstanding at March 31, 2010 and 2009.

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)
March 31, 2010 and 2009
(Unaudited - See Notice to Reader)

8.    Financial instruments and risk management (continued):

(b)	Financial Instruments:

The significant financial instruments of the Company, their carrying values and the exposure to U.S. dollar denominated monetary assets and liabilities, as of March 31, 2010 are as follows:
	US Denominated		China Denominated		Taiwan Denominated
	CAD	USD	CAD	RMB	CAD	NTW
Cash	35,906	35,354	7,029	47,241	10,377	324,386
Accounts receivable	-	-	524,654	3,525,885	-	-
Accounts payable	103,225	101,639	-	-	-	-

U.S. dollars, Chinese Renminbi and New Taiwanese dollars are converted on the prevailing period-end exchange rates.

(c)	Fair market values:

The carrying values of cash, short-term investment, accounts and grants receivable, accounts payable, accrued liabilities, bank loans and loans payable approximate their fair values due to the relatively short periods to maturity.

(d)	Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  Cash and short-term investment consist of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

(d)	Interest rate risk:

The Company manages its exposure to interest rate risk through floating rate borrowings. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

9.     Segmented information:

The Company operates two distinct reportable business segments as follows.

Online English Language Learning: The Company offers a groundbreaking online service using robust speech recognition technology acquired through its acquisition of Speak2Me Inc. in October 2007.

Print-based English Language Learning: The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China.

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)
March 31, 2010 and 2009
(Unaudited - See Notice to Reader)

9.     Segmented information (continued):

For Three Months Ended March 31, 2010

	Online English Language Learning	Print-based English Language Learning	Total
Revenue	$78,052	$57,243	$135,295
Cost of sales	(9,633)	-	(9,633)
Margin	68,419	57,243
Acquisition of property and equipment	14,458	-	14,458
Segment Assets	4,654,475	1,048,677	5,292,555
Segment loss	$629,114	$451,463	$1,080,577

For Three Months Ended March 31, 2009

	Online English Language Learning	Print-based English Language Learning	Total
Revenue	$55,320	$-	$55,320
Cost of sales	-	-	-
Margin	55,320	-	55,320
Acquisition of property and equipment	14,458	-	14,458
Segment Assets	5,814,560	2,060,663	7,875,223
Segment loss	$79,071	$376,064	$455,135

The Company's revenue by geographic region based on the region in which the customers are located is as follows:

	March 31, 2010	March 31, 2009
Canada	$-	$-
China	135,295	55,320
	$135,295	$55,320

The majority of the Company’s identifiable assets as at March 31, 2010 are located as follows:

	March 31, 2010	March 31, 2009
Canada	$5,275,149	$7,724,747
China	17,406	192,445
	$5,292,555	$7,917,192

10.   Reconciliation of Canadian and United States generally accepted accounting principles:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)
March 31, 2010 and 2009
(Unaudited - See Notice to Reader)

10.   Reconciliation of Canadian and United States generally accepted accounting principles (continued):

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

	March 31, 2010	March 31, 2009
Loss for the period - Canadian GAAP	$(1,080,577)	$(104,026)
Impact of United States GAAP and adjustments:
Amortization	621,413	22,299
Software and web development costs	(109,396)	(281,873)
Loss for the period - United States GAAP	$(568,560)	$(372,353)

Statement of Cash Flows:
March 31,	2010	2009
Cash used in operating activities
- Canadian GAAP	$(169,683)	$(599,714)
Impact of United States GAAP and adjustments:
Write-off of software & web development cost	(109,396)	(281,873)
	$(279,079)	$(881,587)

Cash (used in) provided by investing activities
- Canadian GAAP	$(110,825)	$(296,331)
Impact of United States GAAP and adjustments:
Write-off of software & web development cost	109,396	281,873
Cash (used in) provided by investing activities - United States GAAP	$(1,429)	$(14,458)

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	March 31, 2010	December 31, 2009
Shareholders' equity - Canadian GAAP	$3,377,614	$6,640,384
Development costs	(15,471)	(24,018)
Software & web development costs	(4,262,535)	(4,757,807)
Shareholders' equity/(deficiency) - United States GAAP	$(900,392)	$1,858,559

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)
March 31, 2010 and 2009
(Unaudited - See Notice to Reader)

11.    Comparative figures:

  Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

12.    Subsequent events:

(a)	Subsequent the quarter end, the Company raised an additional $300,000 of unsecured loans payable bearing interest at 9% per annum payable monthly and due 12 months from the advance date.

(b)
On May 13, 2010, Lingo Media acquired all issued and outstanding shares of ELL Technologies Limited (the "Acquisition").  ELL Technologies Limited (“ELL Technologies”) is an international leader in the development, production and marketing of innovative and proprietary English language instruction solutions distributed in 11 markets, including China, Korea, Malaysia, Mongolia, the Philippines, Vietnam, Denmark, the Netherlands, Slovakia, Turkey, and the US.

  The consideration for the Acquisition shall be paid and satisfied as follows:

-	1,000,000 Lingo Media treasury shares;

-
US$765,000 to be paid 12 months after the closing or earlier, in cash and/or Lingo Media treasury shares at the Company’s sole discretion.  If US$765,000 is paid in Lingo Media treasury shares, the price per share shall be the greater of (i) the then current market price based on a ten day trading average, and (ii) CAD$0.50 per share; and

-	Royalties based on net revenues at rates ranging from 10% to 2% based on escalating sales from increments of US$1 Million to US$5 Million for a period of three years.